

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2013

Via E-mail
David E. Whittle
Chief Financial Officer
Alexco Resource Corp.
Suite 1150-200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4

> **Re:** **Alexco Resource Corp.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Response dated November 20, 2013**
> **File No. 001-33621**

Dear Mr. Whittle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2 Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies
(e) Mineral Properties

1.   We note your response to prior comment 1. Please provide us with and confirm that in future filings you will revise to expand your accounting policy regarding depletion of mineral production properties to address the following items:

- Define the estimated mineable resources used in your calculation of the mineral production property depletion; and

- Describe the nature and amount of the mineral resources, by categories, which are included in your depletion calculation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining